Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2021 and 2020 and the notes thereto from our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC” on May 4, 2021, and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 29, 2021 and any amendments thereto, if any, or the “2020 Form 20-F.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2020 Form 20-F.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Three Months Ended March 31,
	2021	2020
Client Activity Metrics (unaudited)
Retail – AUC (in R$ billions)	715	366
Retail – active clients (in thousands)	2,993	2,039
Retail – gross total revenues (in R$ millions)	2,088	1,254
Institutional – gross total revenues (in R$ millions)	294	331
Issuer Services – gross total revenues (in R$ millions)	234	132
Digital Content – gross total revenues (in R$ millions)	23	27
Other – gross total revenues (in R$ millions)	145	113

Company Financial Metrics
Gross revenue and income (in R$ millions)	2,784	1,856
Total revenue and income (in R$ millions)	2,628	1,735
Gross Margin (%)(1)	68.0%	66.6%
Adjusted EBITDA (in R$ millions)(2)	1,043	595
Adjusted Net Income (in R$ millions)(2)	846	415
Adjusted Net Margin (%)(3)	32.2%	23.9%

(1)	Calculated as total revenue and income less operating costs and expected credit losses, divided by total revenue and income.

(2)	For a reconciliation of our Adjusted EBITDA and Adjusted Net Income, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures” of our 2020 Form 20-F.

(3)	Calculated as Adjusted Net Income divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Three Months Ended March 31,
	2021	2020
Retail – AUM (in R$ billions)	80.4	44.7
Mutual and Hedge Funds	35.4	21.2
Hedge Funds (Fundo de Investimento Multimercado)	12.6	10.4
Equity Funds (Fundo de Investimento em Ações)	6.3	1.9
Fixed Income Funds (Fundo de Investimento Renda Fixa)	15.1	8.7
Other Funds	1.4	0.3
Private Equity Funds	1.4	1.1
Exclusive Funds	21.8	11.7
Pension Funds	8.0	5.3
Investment Clubs	2.9	1.0
Managed Portfolios	10.9	5.4
Total Retail – AUM as a % of Retail AUC (%)	11.2%	12.2%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.7%
Mutual and Hedge Funds	0.7%	1.0%
Hedge Funds (Fundo de Investimento Multimercado)	1.1%	1.4%
Equity Funds (Fundo de Investimento em Ações)	1.0%	1.7%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.2%	0.4%
Other Funds	0.5%	0.6%
Exclusive funds	0.3%	0.3%
Pension Funds	0.7%	1.0%
Private Equity Funds	1.2%	0.5%
Investment Clubs	0.7%	1.2%
Managed Portfolios	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	310	255
From funds and portfolios managed by our asset managers	154	118
% of total management fees	50%	54%
From third party funds (distribution fees)	156	137
% of total management fees	50%	46%

(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (iii) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.

Review of Results for the Three Months Ended March 31, 2021

Retail – Our number of active clients increased by approximately 47% from 2,039 thousand as of March 31, 2020 to 2,993 thousand as of March 31, 2021, primarily due to the expansion of our direct and B2B channels and our three retail brands, particularly Clear, following the increased number of individual investors trading on the stock market. This increased equitization in our market (characterized by an increased penetration of equities as an asset class for retail investors in Brazil), derived from a lower SELIC rate compared to historical levels coupled with price changes in online brokerage and volatility triggered by the COVID-19 pandemic, which in turn increased the number of clients and trades flowing through our platform, including stocks, REITs, options and futures. The combined number of trades for the three months ended March 31, 2021 was 195 million, or a daily average of 3,255 thousand, which represents an increase of 81% and 91% respectively, compared with the three months ended March 31, 2020, during which the total number of trades was 108 million, or a daily average of 909 thousand. Driven by a monthly average net inflow of R$23 billion for three months ended March 31, 2021, our AUC increased by 96% from R$366 billion as of March 31, 2020 to R$715 billion as of March 31, 2021. Our AUM increased by 80%, from R$44.7 billion as of March 31, 2020 to R$80.4 billion as of March 31, 2021 (11.2% of our Retail AUC), comprising (i) R$57.2 billion from mutual and exclusive funds, (ii) R$1.4 billion from private equity funds, (iii) R$8.0 billion from pension funds, (iv) R$10.9 billion from managed portfolios, and (v) R$2.9 billion from investment clubs. The increase in AUM during the period was driven by initiatives and new products in our asset management business, such as our recently launched private equity fund, the development of the pension funds business through XP Vida & Previdência, further expansion in the private banking business through exclusive funds and the offering of international funds from world-renowned asset managers. Retail Gross Total Revenues increased by 67% from R$1,254 million for the three months ended March 31, 2020 to R$2,088 million for the three months ended March 31, 2021, driven by (1) an increase in revenue from structured products and structured notes (2) an increase in revenue fee from equity brokerage reflecting increased retail trading volumes; (3) an increase in revenue fee from fixed income reflecting increased secondary trading volumes; (4) rising management fees from funds due to AUC growth; and (5) an increase in our distribution of REIT securities. The weighted average management fee of our AUM decreased from 0.7% as of March 31, 2020 to 0.5% as of March 31, 2021, driven mainly by (1) the change in our mix of investment products, given (i) above average growth of 85% in exclusive funds, which generate lower fees (0.3%) than average (0.5%), and (ii) below average growth of 21% in hedge funds, which generate higher fees (1.1%) than average (0.5%); (2) decreases in the average fee we earn from pension funds, from 1.0% to 0.7%, and from equity funds, from 1.7% to 1.0%. The weighted average management fee we earn from third-party funds that we distribute through our platform (of which we typically receive a portion as distribution fees) increased from 1.3% as of March 31, 2021 to 1.4% as of March 31, 2021.

Institutional – gross revenues totaled R$294 million for the three months ended March 31, 2021, a 11% decrease from R$331 million for the three months ended March 31, 2020. This decrease was primarily attributable to a stronger performance for the three months ended March 31, 2020 when compared to the same period in 2021, related to increased client activity due to the pandemic.

Issuer Services – gross revenues totaled R$234 million for the three months ended March 31, 2021, a 77% increase from R$132 million for the three months ended March 31, 2020. This increase was primarily attributable to the strong deal flow in REITs, debt securities and equity securities.

Digital Content – gross revenues totaled R$23 million, a 15% decrease from R$27 million for the three months ended March 31, 2020. This decrease was primarily attributable to the absence of in-person events and courses.

As a result, our total revenue and income increased 51%, from R$1,735 million for the three months ended March 31, 2020 to R$2,628 million for the three months ended March 31, 2021. Gross margin increased from 66.6% for the three months ended March 31, 2020 to 68.0% for the same period in 2021, driven by abnormally higher costs for the three months ended March 31, 2020 due to the beginning of the pandemic, when compared to 2021. In the three months ended March 31, 2021 we increased our technology solutions and infrastructure and expanded our employee base. Selling expenses increased 56% to R$44 million for the three months ended March 31, 2021 and administrative expenses increased 67% to R$966 million for the same period. As expenses grew less than total revenue and income, and gross margin increased, net income increased 85%, from R$398 million for the three months ended March 31, 2020 to R$734 million for the three months ended March 31, 2021, and net margin increased from 22.9% to 27.9% over the same period.

Results of Operations

Three Months Ended March 31, 2021, Compared to the Three Months Ended March 31, 2020

The following table sets forth our income statement data for the three months ended March 31, 2021 and 2019:

	For the Three Months Ended March 31,
	2021	2020	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	1,455	1,152	26%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	31	202	(85)%
Net income from financial instruments at fair value through profit or loss	1,143	380	200%
Total revenue and income	2,628	1,735	51%
Operating costs and expenses
Operating costs	(837)	(557)	50%
Selling expenses	(44)	(28)	56%
Administrative expenses	(966)	(578)	67%
Other operating income expenses, net	18	(14)	(232)%
Expected credit losses	(3)	(22)	(84)%
Interest expense on debt	(10)	(19)	(50)%
Share of profit or (loss) in joint venture and associates	(1)	—	n.m.
Income before income tax	784	517	52%
Income tax expense	(50)	(119)	(58)%
Net income for the period	734	398	85%

n.m. = not meaningful.

Total revenue and income

Total revenue and income for the three months ended March 31, 2021 was R$2,628 million, an increase of R$893 million, or 51%, from R$1,735 million for the three months ended March 31, 2020. Net revenues from services rendered represented R$303 million of the increase in total revenue and income, driven by:

•	a R$137 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 47% period over period) and increase in the retail’s daily average revenue trades by 91%, compared with the three months ended March 31, 2020. The increase is despite the changes in brokerage fees for online stock trading from our platform;

•	a R$121 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agent for third-party transactions in the domestic and international capital markets and was driven by (1) Equity Capital Markets (ECM), following an increase from 5 executed deals for the three months ended March 31, 2020 to 12 executed deals for the three months ended March 31, 2021 and (2) Debt Capital Markets (DCM) division, following an increase from 36 transactions for the three months ended March 31, 2020 to 43 transactions for the three months ended March 31, 2021;

•	a R$55 million increase in management fees, as a result of (i) management fees from our funds and managed portfolios, which grew 22% from R$255 million to R$310 million driven mostly by an 80% increase in AUM, and in (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 13% from R$137 million to R$156 million driven mostly by a 67% increase in the Retail gross revenue allocated in those funds. Management fees attributable to funds managed by third parties (fees from distributions) decreased from 54% of total management fees for the three months ended March 31, 2020 to 50% for the three months ended March 31, 2021, while management fees attributable to funds and portfolios managed by our asset managers increased from 46% to 50% during the same period. For the three months ended March 31, 2021, 7% of management fees were performance-based and 93% were non-performance-based (i.e., fixed annual fees);

•	a R$7 million decrease in revenue from the sale of our online educational products through our XP Educação portal, not only in relation to individual courses but also in relation to adult enrichment products and services we offer, in each case due to the COVID-19 pandemic and the absence of in-person events and courses;

•	a R$3 million increase in insurance brokerage fees, driven by increased sales of pension funds to retail clients and the overall expansion of retail AUC by 96% over the period;

•	a R$25 million increase in other services, driven by an increase in other ancillary revenues related to trading operations, such as third-party trading platform fees; and interchange fees from credit card; and

•	net of a R$31 million increase in taxes and contributions on services.

Net income from financial instruments represented R$590 million of the increase in total revenue and income, driven by driven by the growth in our retail investment distribution platform (retail clients grew 67%) and our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.

Operating costs and expenses

Operating costs. Operating costs for the three months ended March 31, 2021 were R$837 million, an increase of R$281 million, or 50%, from R$557 million for the three months ended March 31, 2020. This increase was primarily attributable to a R$235 million increase in commission costs payable to our IFAs. In addition, clearinghouse fees increased by R$36 million, third parties’ services by R$13 million and other costs by R$7 million. Operating losses on write-offs and disposals of assets decreased by R$9 million. As a percentage of total revenue and income, our operating costs remained relatively stable at 32% for the three months ended March 31, 2021 compared to the 33% for three months ended March 31, 2020.

Selling expenses. Selling expenses for the three months ended March 31, 2021 were R$44 million, an increase of R$16 million, or 56%, from R$28 million for the three months ended March 31, 2020, due to increases in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses for the three months ended March 31, 2021 were R$966 million, an increase of R$388 million, or 67%, from R$578 million for the three months ended March 31, 2020. This increase was primarily attributable to:

•	a R$388 million, or 67%, increase in personnel expenses related to an increase in total employee headcount from 2,602 for the three months ended March 31, 2020 to 3,973 for the three months ended March 31, 2021, reflecting our fast growth, the expansion of recently launched business lines and especially the accelerated expansion of our technology team;

•	a R$43 million, or 76%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.

•	a R$5 million, or 22%, increase in third parties’ services, mainly due to technology solutions related to online and social media; and

•	a R$39 million, or 247%, increase in amortization of intangible assets mainly our software.

Other operating income (expenses), net. We recorded other operating income, net of R$18 million for the three months ended March 31, 2021 compared to other operating expenses of R$14 million for the three months ended March 31, 2020. This variation is primarily due to the combined effect of a decrease of (1) R$9 million related to legal proceedings and settlements with customers in the three months ended March 31, 2021; (2) R$14 million related to charitable contributions and (3) R$10 million related to other operating expenses, mainly related to charitable contributions and associations and regulatory fees.

Income before income taxes

As a result of the foregoing, income before income taxes for the three months ended March 31, 2021 were R$784 million, an increase of R$269 million, or 52%, from R$517 million for the three months ended March 31, 2020.

Income tax expense

Income tax expense for the three months ended March 31, 2021 was R$50 million, a decrease of R$69 million, or 58%, from R$119 million for the three months ended March 31, 2020. This decrease was attributable to a decrease in our effective tax rate to 6.38% for the three months ended March 31, 2021, from 23.03% for the three months ended March 31, 2020, which was partially offset by an increase in our taxable income over the period.

Net income for the period

As a result of the foregoing, net income for the three months ended March 31, 2021 was R$734 million, an increase of R$336 million, or 85%, from R$398 million for the three months ended March 31, 2020.

Liquidity and Capital Resources

As of March 31, 2021, we had R$2,840 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Three Months Ended March 31,
	2021	2020
	(R$ millions)
Cash Flow Data
Income before income tax	784	517
Adjustments to reconcile income before income tax	233	80
Income tax paid	(236)	(197)
Contingencies paid	(1)	(0)
Interest paid	(0)	(1)
Changes in working capital assets and liabilities	629	(69)
Adjusted net cash flows from (used in) operating activities	1,409	330
Net cash flows from (used in) securities, repos, derivatives	(1,048)	(469)
Net cash flows from (used in) operating activities	361	(139)
Net cash flows from (used in) investing activities	(162)	(41)
Net cash flows from (used in) financing activities	(26)	(28)

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements of our 2020 Form 20-F.

Net cash flows from (used in) operating activities

Our net cash flows from operating activities for the three months ended March 31, 2021 totaled R$361 million compared to net cash used in operating activities of R$139 million in the three months ended March 31, 2020, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers of the net cash flows from operating activities in the three months ended March 31, 2021; (3) increases in our banking activities from loan operations, deposits mainly derived from time deposits, structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financial services verticals and (4) the growth of our omni-channel distribution platform through the IFA Network.

If the variation from those lines were to be excluded from the analysis, similar to what the Adjusted Gross Financial Assets metric captures (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business), adjusted net cash flows from operating activities would have increase to R$1,409 million for the three months ended March 31, 2021 from R$330 million for the three months ended March 31, 2020, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.

Net cash flows from (used in) investing activities

Our net cash used in investing activities increased from R$41 million in the three months ended March 31, 2020 to R$162 million in the three months ended March 31, 2021, primarily affected by: (1) increased in investment in intangible assets, mostly IT infrastructure and capitalization software development from R$20 million in the three months ended March 31, 2020 to R$114 million in the three months ended March 31, 2021;(2) investment in the expansion of our office spaces due to accelerated growth in employee headcount to support the growth in our business and operations, including the construction of our new headquarters at Villa XP, which increased from R$21 million in the three months ended March 31, 2020 to R$24 million in the three months ended March 31, 2021 and (3) investments in associates and joint ventures of R$24 million in the three months ended March 31, 2021.

Net cash flows from (used in) financing activities

Our net cash flows used in financing activities decreased from R$28 million in the three months ended March 31, 2020 to R$26 million in the three months ended March 31, 2021, primarily due to a decrease in payments of borrowings and lease liabilities to R$24 million in the three months ended March 31, 2021 from R$26 million in the three months ended March 31, 2020.

Indebtedness

As of March 31, 2021, we had R$275 million in outstanding loans, R$231 million in lease liabilities and R$337 million in outstanding debentures. As of March 31, 2021, we were in compliance with the covenants in our loan agreements and debentures.

Capital Expenditures

In the three months ended March 31, 2021 and 2020, we made capital expenditures of R$138 million, R$41 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 5.3% in the three months ended March 31, 2021 and 2.3% in the three months ended March 31, 2020. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of our new headquarters at Villa XP. The construction of Villa XP may result in additional capital expenditures, but we do not expect these to have a material impact on our liquidity position or cash flows. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2021:

	Payments due by period as of March 31, 2021
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings	275	8	267	—	—
Debentures	337	206	131	—	—
Lease obligations	231	54	72	57	48
Other financial liabilities (1)	522	—	9	482	31
Total	1,365	268	479	539	79

(1)	As of March 31, 2021, corresponds to the fair value of contingent consideration mostly associated to the investment acquisition in WHG. The contingent consideration arrangement requires that we pay the selling shareholders an amount principally linked to performance (net income without dividends). The maturity of the total contingent consideration payment is up to six years and the contractual maximum amount payable is R$653 million (the minimum amount is zero).

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2021.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 38 to our audited consolidated financial statements included in our 2020 Form 20-F.

We conducted a sensitivity analysis for market risks we considered relevant as of March 31, 2021. For this analysis, we adopted the following three scenarios:

•	Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of 1 basis point, and an increase in the prices of shares and currencies of 1 percentage point.

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario.

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of March 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	(5)	(54)	(92)
Exchange coupons	Foreign currencies coupon rate	0	(7)	(14)
Foreign currencies	Exchange rates	(1)	93	281
Price indexes	Inflation coupon rates	0	(7)	(12)
Shares	Shares prices	0	125	429
Seed money (i)	Seed money	(4)	(95)	(190)
		(11)	55	402

		As of December 31, 2020
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	0	(9)	(33)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(11)
Foreign currencies	Exchange rates	(2)	(169)	(374)
Price indexes	Inflation coupon rates	0	(14)	(28)
Shares	Shares prices	(5)	(108)	(168)
		(8)	(306)	(615)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of March 31, 2021 was US$48.5 million US$1.1 million and GBP1.8 million respectively.

The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

As of March 31, 2021, we had no indebtedness denominated in U.S. dollars.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (4) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); (5) TJLP, the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo); and (6) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of March 31, 2021, and March 31, 2020, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to non-compliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks, (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrower with financial obligations pursuant to financing agreements.

In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations, or intend to recommend credit risk positions to customers. It also recommends limiting the credit risk positions of customers.

We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of March 31, 2021 and 2020, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties of which are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão).

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (1) requirements of segregation of functions, including independent authorization for transactions; (2) requirements of reconciliation and monitoring of transactions; (3) compliance with legal and regulatory requirements; (4) documentation of controls and procedures; (5) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (6) development of contingency plans; (7) professional training and development; and (8) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.